SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2004 (Third Filing)

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

45 Empire Road

Parktown

Johannesburg, South Africa, 2193

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Durban Roodepoort Deep, Limited (the "Company") on Form F-3 (Registration No. 333-102800) filed with the Securities and Exchange Commission on September 30, 2003, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1

Supplementary financial information in the form of notes to the financial statements and the inclusion of comparative financial statements for the 2nd Quarter ended December 31, 2002 to the Report to the Shareholders for the 2nd Quarter ended December 31, 2003 of the Company as filed with the Securities and Exchange Commission on Form 6-K on February 25, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED (Registrant)

Date: May 5, 2004	By:	/s/ Andrea Townsend
Andrea Townsend
Company Secretary